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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

March 14, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549-7010

Attention:	Mr. Patrick Gilmore, Accounting Branch Chief
Ms. Christine Davis, Assistant Chief Accountant
Ms. Megan Akst, Staff Accountant
Mr. Edwin Kim, Staff Attorney
Ms. Katherine Wray, Attorney-Advisor

Re:	AVG Technologies N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 5, 2013
File No. 1-35408

Ladies and Gentlemen:

On behalf of our client, AVG Technologies N.V. (the “Company”), we are responding to each of the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s follow-up letter dated February 13, 2014 (the “Follow-Up Comment Letter”) to the Company’s response letter dated January 28, 2014 (the “Second Response Letter”).  The Second Response letter was in response to the Staff’s follow-up letter dated January 2, 2014 to the Company’s response letter dated December 4, 2013 to the Staff’s initial comment letter dated November 7, 2013, each regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).  Each of the Staff’s comments in the Follow-Up Comment Letter is repeated below in bold type, followed by the Company’s response to the comment.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Non-U.S. GAAP Measures

Unlevered free cash flow, page 58

1.           We note your response to prior comment 2. Although we note your representation that you use unlevered cash flow as an operating measure, this representation continues to be inconsistent with your proposed reconciliation. For example, while your proposed calculation of unlevered cash flow begins with operating income, it adds back movements in working capital and payments for property and equipment and intangible assets which are cash flow adjustments that appear to support use of this metric as a liquidity measure. If unlevered cash flow is intended to be a performance measure, please revise your proposed reconciliation to remove such cash flow adjustments. Alternatively, if unlevered cash flow is intended to be a liquidity measure, please revise the reconciliation included in your filing to remove the adjustment for interest expense in accordance with Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure. Please provide us with updated proposed disclosure addressing our concerns.

Response:  The Company respectfully advises the Staff that, further to the discussion with Ms. Christine Davis on February 26, 2014, it will remove the disclosure regarding unlevered free cash flow in future filings of its Annual Report on Form 20-F.  In such future filings, the Company will instead disclose free cash flow, which will be presented as a non-GAAP liquidity measure.  In accordance with Item 10(e)(1)(ii) of Regulation S-K, the Company will not exclude interest expense or other charges that would require cash settlement in its reconciliation of this measure.

The Company further respectfully advises the Staff that it proposes to include the following disclosure in future filings of its Annual Report on Form 20-F regarding the free cash flow non-GAAP liquidity measure:

“Free cash flow is defined as net cash provided by operating activities less capital expenditures, which we define as payments for property and equipment and intangible assets.  We disclose free cash flow in this annual report because we view free cash flow as an additional measure of liquidity that is indicative of the level of cash available for other purposes, including, but not limited to, further investment in the business, acquisitions, debt repayments or share repurchases.”

Results of Operations, page 65

2.           We note your response to prior comment 3.  As previously requested, please explain to us why disclosure of paid clicks disaggregated for mobile vs. full-screen users would not be useful disclosure. In this regard, we note that your prior response indicates that the measures are not useful; however you provide no explanation as to why they are not useful.  As part of your response, please explain how you concluded that these measures are not useful considering that your disclosure on page 59 indicates that platform derived revenues depend, in part, on the growth in the volume of paid clicks.

Response: The Company respectfully advises the Staff that disclosure of paid clicks disaggregated for mobile vs. full-screen users would not be useful disclosure because the measure, whether aggregated or disaggregated, is not the primary driver of platform-derived revenue.  Instead, the Company considers the number of searches conducted by its active users using the secure search functionality in the Company’s products to be the primary driver of platform-derived revenue as search volume provides the opportunity for the Company to earn money from its arrangements with search engine companies.  Searches are the initial step in the monetization process, with the final step being the generation of platform-derived revenue as reported in our financial statements, and hence it is the number of searches that is measured by the Company when considering the drivers of platform-derived revenue.

The Company respectfully advises the Staff that, further to the discussion with Ms. Christine Davis on February 26, 2014, it does not track the number of paid clicks on a combined or disaggregated basis and, as a result, the measure is not a metric used by the management of the Company.  The Company will amend its disclosure in future filings of its Annual Report on Form 20-F to clarify that the Company views platform-derived revenue as dependent primarily on the volume of searches and that the Company considers searches, not paid clicks, to be the primary driver of platform-derived revenue.

The Company also respectfully acknowledges that investors have indicated an interest in the total number of searches conducted by its active users and in the Company’s platform-derived revenue per thousand searches.  Accordingly, as noted in the Second Response Letter, the Company will, in future filings of its Annual Report on Form 20-F, disclose for the current and two prior year periods:

(i)           the total number of searches conducted by its active users using the secure search functionality in the Company’s products; and

(ii)           platform-derived revenue per thousand searches, which will be defined as platform-derived revenue divided by the number of searches in thousands conducted by the Company’s active users using the secure search functionality in the Company’s products.

*           *           *           *

Should any questions arise, please do not hesitate to contact me at (650) 752-2022, (650) 752-3622 (fax) or bruce.dallas@davispolk.com.

Thank you for your time and attention.

Yours sincerely, /s/ Bruce K. Dallas
Bruce K. Dallas
Enclosures

cc:	Gary Kovacs, Chief Executive Officer John Little, Chief Financial Officer Harvey Anderson, Chief Legal Officer AVG Technologies N.V.